As Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259562

PROSPECTUS SUPPLEMENT NO. 7

To Prospectus Dated October 8, 2021

This prospectus supplement amends and supplements the prospectus dated October 8, 2021, as supplemented or amended from time to time (Prospectus), which forms a part of our Registration Statement on Form S-1 (No. 333-259562). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on April 8, 2022 (Current Report). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to: (1) the resale by certain of the BluJay Sellers (as defined below) of 72,383,299 shares of our Class A Common Stock, par value $0.0001 per share (Class A Common Stock), issued in connection with the Share Purchase Deed, dated as of May 27, 2021 (as may be amended from time to time in accordance with the terms thereof, the Purchase Agreement), by and among E2open Parent Holdings, Inc. (E2open or the Company), BluJay Topco Limited (BluJay) and the shareholders of BluJay (BluJay Sellers), pursuant to which E2open or a direct or indirect subsidiary thereof purchased all of the outstanding shares of capital stock of BluJay from the BluJay Sellers (BluJay Acquisition) on September 1, 2021, and as a result, BluJay and its subsidiaries became subsidiaries of E2open; (2) the resale by certain of the BluJay PIPE Investors (as defined below) of 28,909,022 shares of Class A Common Stock issued in exchange for aggregate gross proceeds of approximately $300 million to certain investors, including certain existing stockholders (BluJay PIPE Investors) in connection with the BluJay Acquisition; (3) the resale of 133,323 shares of Class A Common Stock issued pursuant to a purchase price adjustment in accordance with the Business Combination Agreement; and (4) the resale of 103,929 shares of Class A Common Stock issuable upon the exchange of common units of E2open Holdings, LLC (Common Units) issued pursuant to a purchase price adjustment in accordance with the Business Combination Agreement and the surrender and cancellation of a corresponding number of shares of Class V Common Stock of E2open (Class V Common Stock). The aggregate number of shares of Class A Common Stock shall be adjusted to include any additional shares of Class A Common Stock that may become issuable as a result of any stock dividend, stock split, recapitalization or other similar transaction.

Our Class A Common Stock and warrants trade on the New York Stock Exchange under the symbols “ETWO” and “ETWO-WT,” respectively. On April 7, 2022, the closing price of our common stock was $8.03 per share and the closing price of our warrants was $1.90 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the Risk Factors section beginning on page 11 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 8, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 6, 2022

CC NEUBERGER PRINCIPAL HOLDINGS I

(now known as E2open Parent Holdings, Inc.)

(Exact name of registrant as specified in its charter)

Delaware	001-39272	86-1874570
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9600 Great Hills Trail, Suite 300E
Austin, TX
(address of principal executive offices)
78759
(zip code)
866-432-6736
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	ETWO	New York Stock Exchange
Warrants to purchase one share of Class A Common Stock at an exercise price of $11.50	ETWO-WT	New York Stock Exchange

Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Report.

On February 4, 2021, CC Neuberger Principal Holdings I’s (CCNB1) domesticated into a Delaware corporation and changed its name to “E2open Parent Holdings, Inc.” (the “Company”) and consummated the acquisition of certain equity interests of E2open Holdings, LLC (“E2open”) as a result of a series of mergers pursuant to a Business Combination Agreement, dated as of October 14, 2020 (“Business Combination”).

As a result of changes to industry practice and new consensus in the accounting profession, the Company has re-evaluated CCNB1’s application of ASC 480, Distinguishing Liabilities from Equities paragraph 10-S99, to its accounting classification of the redeemable Class A common stock, par value $0.0001 per share, issued as part of the units sold in CCNB1’s initial public offering on April 28, 2020. In accordance with ASC 480 10-S99, redemption provisions not solely within the control of the Company require shares subject to redemption to be classified outside of permanent equity. CCNB1 had previously classified a portion of its Class A common stock in permanent equity, or total stockholders’ equity. Although CCNB1 did not specify a maximum redemption threshold, its charter provided that it would not redeem its Class A common stock in an amount that would cause its net tangible assets to be less than $5,000,001. Previously, CCNB1 did not consider redeemable stock classified as temporary equity as part of net tangible assets to include both permanent equity and redeemable equity. In connection with the change in presentation for the Class A ordinary shares subject to possible redemption, CCNB1 revised its earnings per share calculation to allocate income and losses pro rata between the two classes of shares. This presentation contemplates a business combination as the most likely outcome, in which case, both classes of shares share pro rata in the income and losses of CCNB1. As a result, the Company will restate CCNB1’s previously filed financial statements to present all redeemable Class A ordinary shares as temporary equity and to recognize a remeasurement adjustment from the initial book value to redemption value at the time of its initial public offering (“IPO”).

On April 6, 2022, the Company’s management and the Audit Committee of the Company’s board of directors concluded that CCNB1's previously issued audited financial statements included in the Form 10-K for the fiscal year ended December 31, 2020 (“2020 Form 10-K”), filed with the U.S. Securities and Exchange Commission on May 5, 2021 and restated unaudited interim financial statements included in the 2020 Form 10-K as of June 30, 2020 and September 30, 2020 and for the (1) three months ended June 30, 2020, (2) period from January 14, 2020 (inception) through June 30, 2020, (3) three months ended September 30, 2020 and (4) period from January 14, 2020 (inception) through September 30, 2020 and (collectively, the “Affected Periods”), should be restated to report all Class A ordinary shares as temporary equity and should no longer be relied upon. As such, the Company will restate CCNB1's financial statements for the Affected Periods and amend its Form 10-K.

The restatement does not have an impact on CCNB1's cash position and cash held in the trust account established in connection with the IPO.

The restatement does not impact the continuing operations of the Company as the redeemable equity was eliminated as part of the Business Combination.

The Company’s management has concluded that a material weakness exists in CCNB1's internal control over financial reporting prior to the Business Combination and disclosure controls and procedures were not effective.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Current Report on Form 8-K pursuant to this Item 4.02 with WithumSmith+Brown, PC, CCNB1’s independent registered public accounting firm prior to the Business Combination.

SIGNATURE

Pursuant to the Requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: April 8, 2022	E2open Parent Holdings, Inc.

	By:	/s/ Laura L. Fese
Laura L. Fese
Executive Vice President and General Counsel